Issuer Free Writing Prospectus, dated September 10, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-229812

LYB International Finance II B.V.

€500,000,000 0.875% Guaranteed Notes due 2026

€500,000,000 1.625% Guaranteed Notes due 2031

Pricing Term Sheet dated September 10, 2019

Issuer:	LYB International Finance II B.V.

Parent Guarantor:	LyondellBasell Industries N.V.

Security Description:	€500,000,000 0.875% Guaranteed Notes due 2026 (the “2026 Notes”) €500,000,000 1.625% Guaranteed Notes due 2031 (the “2031 Notes”)

Distribution:	SEC-registered

Principal Amount:	2026 Notes: €500,000,000 2031 Notes: €500,000,000

Coupon:	2026 Notes: 0.875% 2031 Notes: 1.625%

Maturity Date:	2026 Notes: September 17, 2026 2031 Notes: September 17, 2031

Offering Price:	2026 Notes: 99.642% of face amount 2031 Notes: 98.924% of face amount

Benchmark Security:	2026 Notes: DBR 0.000% due August 15, 2026 2031 Notes: DBR 0.000% due August 15, 2029

Benchmark Security Spot:	2026 Notes: 105.51% 2031 Notes: 105.72%

Spread to Benchmark Security:	2026 Notes: +170 basis points 2031 Notes: +228.4 basis points

Mid-Swap Yield:	2026 Notes: -0.342% 2031 Notes: -0.025%

Spread to Mid-Swap:	2026 Notes: + 127 basis points 2031 Notes: + 175 basis points

Yield to Maturity:	2026 Notes: 0.928% 2031 Notes: 1.725%

Interest Payment Dates:	Annually on September 17

First Interest Payment Date:	September 17, 2020

Net Proceeds to Issuer (before expenses):	€987,580,000

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemptions:

Make-Whole Call:

2026 Notes: Before June 17, 2026 at a discount rate equal to the Comparable Government Bond Rate (as defined in the preliminary prospectus supplement dated September 10, 2019) plus 30 basis points, plus accrued and unpaid interest, if any

2031 Notes: Before June 17, 2031 at a discount rate equal to the Comparable Government Bond Rate plus 35 basis points, plus accrued and unpaid interest, if any

Par Call:	2026 Notes: Commencing June 17, 2026, plus accrued and unpaid interest, if any for the 2026 Notes 2031 Notes: Commencing June 17, 2031, plus accrued and unpaid interest, if any for the 2031 Notes

See “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any

Trade Date:	September 10, 2019

Settlement Date*:	September 17, 2019 (T+5)

CUSIP / ISIN / Common Code:	2026 Notes: 50247W AC1 / XS2052310054 / 205231005 2031 Notes: 50247W AD9 / XS2052313827 / 205231382

Governing Law:	State of New York

Expected Listing:	Global Exchange Market of Euronext Dublin

Expected Ratings**:	Baa1/BBB+ (stable/negative) (Moody’s/S&P)

Denominations/Multiple:	€100,000 / €1,000

Clearing and Settlement:	Euroclear/Clearstream

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
J.P. Morgan Securities plc
Merrill Lynch International
Mizuho International plc
Morgan Stanley & Co. International plc
Wells Fargo Securities International Limited

Co-Managers:	Barclays Bank PLC
Credit Suisse Securities (Europe) Limited
HSBC Securities (USA) Inc.
ING Bank N.V., Belgian Branch
Scotiabank Europe plc

Junior Co-Manager:	UniCredit Bank AG

*  It is expected that delivery of the notes will be made to investors on or about September 17, 2019, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next two succeeding business days should consult their own advisors.

**A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Citigroup Global Markets Limited toll-free at 1 (800) 831-9146 or Deutsche Bank AG, London Branch toll-free at 1 (800) 503-4611.

MANUFACTURER TARGET MARKET (MIFID II PRODUCT GOVERNANCE) IS ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY (ALL DISTRIBUTION CHANNELS). NO PRIIPS KEY INFORMATION DOCUMENT (KID) HAS BEEN PREPARED AS NOT AVAILABLE TO RETAIL IN EEA.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.